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                               May 24, 2024

       David Quek Yong Qi
       Chief Executive Officer
       Cuprina Holdings (Cayman) Limited
       Blk 1090 Lower Delta Road #06-08
       Singapore 169201

                                                        Re: Cuprina Holdings
(Cayman) Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 16, 2024
                                                            File No. 333-277731

       Dear David Quek Yong Qi:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Underwriting
       Lock-up Agreements, page 162

   1.                                                   Please revise to
specify the exceptions to the lock-up agreements.
       General

   2. Please revise the cover pages of both the primary and resale prospectuses to clearly state, if true, that the
selling shareholders may not commence their resale of shares until after the IPO closes. Please
also revise to clarify, if true, that neither the primary offering nor the resale offering
will proceed if your ordinary shares are not approved for listing on
                                                        Nasdaq.
   3. We refer to your explanatory note regarding the two prospectuses for the primary and secondary offering as
well as your registration statement cover page which appears to
 David Quek Yong Qi
Cuprina Holdings (Cayman) Limited
May 24, 2024
Page 2
      indicate that the resale offering will be made pursuant to Rule 415. Please provide us an analysis explaining your basis for determining that the secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in
      Compliance Disclosure Interpretations, Securities Act Rules, Question
612.09. In your
      response, please tell us whether either of the selling shareholders have business or familial relationships with employees or affiliates of your company.
4. We note your disclosure on your resale prospectus cover page and page ALT-2 that your selling shareholders may sell their securities through one or more transactions that may
      take place in ordinary brokers    transactions, privately negotiated
transactions or through
      sales to one or more dealers for resale of such securities as principals. Please confirm your understanding that the retention by a selling shareholder of a dealer or underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Please also revise Item 9 to provide the undertakings required by Item 512(a)
      of Regulation S-K.
5. Please revise the cover page of the resale prospectus so that it does not assume the prior consummation of your primary initial public offering and listing of your Class A ordinary shares on Nasdaq.
       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Alan Campbell at 202-551-4224 with any other questions.



                                                            Sincerely,
FirstName LastNameDavid Quek Yong Qi
                                                            Division of
Corporation Finance
Comapany NameCuprina Holdings (Cayman) Limited
                                                            Office of Life
Sciences
May 24, 2024 Page 2
cc:       Mathew Lewis, Esq.
FirstName LastName